14047182

:S
E COMMISSION
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SEC
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Section
FEB 28 2014
Washington DC
404

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SEC FILE NUMBER
8-53038

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Municipal Capital Markets Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4851 LBJ Freeway, Suite 200
(No. and Street)

Dallas	Texas	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen M. Woodliff, CPA — 972-663-6552 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31/14

OATH OR AFFIRMATION

I, Fred R. Cornwall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Municipal Capital Markets Group, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN M. WOODLIFF
Notary Public, State of Texas
My Commission Expires
May 19, 2015

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2013

CF ACCOUNTANTS CONSULTANTS

MUNICIPAL CAPITAL MARKETS GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2013

MUNICIPAL CAPITAL MARKETS GROUP, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Municipal Capital Markets Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Municipal Capital Markets Group, Inc. as of December 31, 2013, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Municipal Capital Markets Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 27, 2014

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	516,073
Deposit with clearing broker-dealer		100,000
Other receivables		55,979
Office equipment at cost, net of accumulated depreciation of $68,201		17,464
Goodwill		391,000
Other assets		11,642
Total Assets	$	1,092,158

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	27,336
Commissions payable		128,895
Total liabilities		156,231
Stockholders' equity		
Common stock - authorized 1,000,000 shares of $.01 par value; 104,903 shares issued and 74,903 shares outstanding		1,049
Treasury stock, 30,000 shares at par value		(300)
Additional paid-in capital		827,819
Retained earnings		107,359
Total stockholders' equity		935,927
Total Liabilities and Stockholders' Equity	$	1,092,158

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Income
For the Year Ended December 31, 2013

Revenues	
Underwriting income, net of expenses of $369,946	$ 2,759,583
Financial advisory services to state and local governments	694,436
Revenue from the sale of investment company shares	127,799
Trading Income	1,250
Interest income	755
Other income	203,430
	3,787,253
Expenses	
Commissions, salary, and benefits	2,972,657
Brokerage and clearance fees	24,521
Mutual fund expense	100,379
Communications	30,079
Occupancy and equipment costs	130,691
Promotional costs	3,705
Data processing costs	954
Regulatory fees and expenses	36,600
Other	169,857
	3,469,443
Income before income taxes	317,810
State income tax expense	6,623
Net Income	$ 311,187

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Shares	Common Stock	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2012	104,903	$ 1,049	$ (300)	$ 767,832	$ (203,828)	$ 564,753
Capital contributions				59,987		59,987
Net income					311,187	311,187
Balances at December 31, 2013	104,903	$ 1,049	$ (300)	$ 827,819	$ 107,359	$ 935,927

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Year Ended December 31, 2013

Balance at December 31, 2012	$ --
Increases	--
Decreases	--
Balance at December 31, 2013	$ --

The accompanying notes are an integral part of these financial statements.

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 311,187
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,499
Changes in operating assets and liabilities:	
Increase in other receivables	(36,945)
Increase in other assets	(4,975)
Increase in accounts payable and accrued expenses	12,830
Increase in commissions payable	128,894
Net cash provided (used) by operating activities	416,490
Cash flows from investing activities	
Purchase of furniture and equipment	(7,250)
Net cash provided (used) by investing activities	(7,250)
Cash flows from financing activities	
Capital contributions	59,987
Net cash provided (used) by financing activities	59,987
Net increase in cash and cash equivalents	469,227
Cash and cash equivalents at beginning of year	46,846
Cash and cash equivalents at end of year	$ 516,073
Supplemental schedule of cash flow information	
Cash paid during the year for:	
Interest	$ --
Income taxes	$ 3,655

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Accounting Policies

Municipal Capital Markets Group, Inc. (the "Company") is registered with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a securities broker-dealer and operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i). Its primary activity is underwriting bond issues for tax-exempt entities throughout the United States. The Company generally makes distributions to its stockholders around March of each year.

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Cash Equivalents

For purposes of the statement of cash flows, all highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Deposit with Clearing Broker-Dealer

Deposit with clearing broker-dealer represents cash required to be maintained at the clearing broker-dealer for clearing and trading activities. The Company conducts business with one broker-dealer for its underwriting activities.

Other Receivables

Receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Depreciation and Amortization

Office equipment is depreciated using the straight-line method over estimated useful lives ranging from three to seven years.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company has one reporting unit based on guidance in U.S. GAAP.

Goodwill impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment. In evaluating goodwill for impairment, the Company has the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit. If fair value of the reporting unit is calculated and it is less than its carrying value, the Company is required to go to the second step. The second step involves allocating the calculated fair value to all of the assets and liabilities of the reporting unit as if the calculated fair value was the purchase price in a business combination. This allocation would include assigning value to any previously unrecognized intangible assets. The impairment is measured by comparing the implied fair value of the Company goodwill with its carrying amount and an impairment loss may be recognized up to that excess. The Company uses a capitalization of projected normalized net income model to estimate the reporting unit's fair value. Based on a qualitative evaluation about the likelihood of goodwill impairment, the Company determined that goodwill impairment was not likely at December 31, 2013. Accordingly, no calculation of fair value was performed at year end.

Note 1 - Summary of Accounting Policies, continued

Underwriting and Advisory and Consulting Income

Underwriting income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Advisory and consulting income includes fees earned from providing financial advisory services. Underwriting and advisory and consulting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

Customer's securities transactions are reported on a settlement date basis with related commission income and expense reported on a settlement date basis. The amounts recorded for commission income and expense for customers' securities transactions approximate the amounts that would be recorded on a trade date basis.

Income Taxes

The Company has elected "S" Corporation status under the Internal Revenue Code, which provides for profits and losses of the Company to be recognized on the stockholders' personal income tax returns for Federal income tax purposes. State income tax expense consists of Texas franchise taxes, Colorado state income taxes, and New York state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of approximately $459,842 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.34 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to stockholders can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the board of directors are made to enable stockholders to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Commitments and Contingencies

Lawsuit

The Company has been named as a defendant in a lawsuit involving a 2003 underwriting of revenue bonds for a correctional facility in south Texas. The plaintiff alleges the Company is liable to it for unspecified damages arising from a proposed determination by the Internal Revenue Service ("IRS") that interest on the bonds was in fact subject to federal taxation. The plaintiff agreed to stay the case and instead proceed against the Company by filing an arbitration claim with FINRA. No such claim has yet been filed by the defendant. The Company is actively defending itself, but legal counsel is currently unable to estimate the likelihood of a favorable or unfavorable outcome.

Operating Leases

The Company leases office space under non-cancellable operating leases expiring between June 2016 and April 2017. At December 31, 2013 minimum future rental payments under leases with initial lease terms of greater than one year are as follows:

Year Ending December 31,	
2014	$ 95,221
2015	112,657
2016	84,865
2017	18,364
	$ 311,107

Rent expense under all operating leases was approximately $105,019 for the year ended December 31, 2013.

Note 5 - Off-Balance Sheet and Concentration Credit Risks

The Company is subject to credit risk to the extent any broker-dealer with which the Company conducts business is unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company believes the likelihood of loss under these circumstances is remote.

The Company at times may have cash deposits with banks in excess of federally insured limits.

Note 6 - Related Party Transactions

The Company paid expense reimbursements of $275,000 for the year ended December 31, 2013 to a company owned by a stockholder.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

Schedule I

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 935,927
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		935,927
Deductions and/or charges:		
Other receivables	$ 55,979	
Office equipment, net	17,464	
Goodwill	391,000	
Other assets	11,642	(476,085)
Net capital before haircuts on securities positions		459,842
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital		$ 459,842

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 27,336
Commissions payable	128,895
Total aggregate indebtedness	$ 156,231

Schedule I (continued)

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 10,416
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 359,842
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 339,842
Ratio: Aggregate indebtedness to net capital	0.34 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

MUNICIPAL CAPITAL MARKETS GROUP, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), and has followed the exemptive provisions.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
Municipal Capital Markets Group, Inc.

In planning and performing our audit of the financial statements and supplemental information of Municipal Capital Markets Group, Inc. (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 27, 2014

Independent Accountant's Report on

The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Stockholders
Municipal Capital Markets Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Municipal Capital Markets Group, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Municipal Capital Markets Group, Inc.'s compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for Municipal Capital Markets Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 27, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053038 FINRA DEC
MUNICIPAL CAPITAL MARKETS GROUP INC 17*17
4851 LBJ FWY STE 200
DALLAS TX 75244-6018

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9149

B. Less payment made with SIPC-6 filed (exclude interest) (8,236)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 913

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 913

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 913

H. Overpayment carried forward $( )

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

[The] SIPC member submitting this form and the [per]son by whom it is executed represent thereby [tha]t all information contained herein is true, correct [an]d complete.

Municipal Capital Markets Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

[Da]ted the 27th day of February, 20 14.

President
(Title)

[Th]is form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form [fo]r a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,787,242
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	11
(7) Net loss from securities in investment accounts.	
Total additions	11
c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	127,798
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	127,798
2d. SIPC Net Operating Revenues	$ 3,659,455
2e. General Assessment @ .0025	$ 9,149
	(to page 1, line 2.A.)